UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-70667

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING ___10/01/22___ AND ENDING ___09/30/23___
 _____MM/DD/YY_____ _____MM/DD/YY_____

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: __Provable Markets LLC_____

TYPE OF REGISTRANT (check all applicable boxes):
■ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
    ☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)
__160 VARICK STREET, 3RD Floor_____
 (No. and Street)

New York	NY	10013
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Christopher Meyers	(212) 668-8700	cmeyers@acisecure.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*
__Nawrocki Smith LLP_____
 (Name – if individual, state last, first, and middle name)

100 Motor Parkway, Suite 5805	Hauppauge	NY	11788
(Address)	(City)	(State)	(Zip Code)
03/04/09		3370	
(Date of Registration with PCAOB)(if applicable)		(PCAOB Registration Number, if applicable)	

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public
  accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17
  CFR 240.17a-5(e)(1)(ii), if applicable.
**Persons who are to respond to the collection of information contained in this form are not required to respond unless the form
displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, __Matthew Cohen_____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of __Provable Markets LLC_____, as of __September 30_____, 2 _023___, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: _Matthew R Cohen_____

See attache loose leaf for Notary

Title:
CEO _____

_____
Notary Public

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

*****To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

VIRGINIA JURAT

State of Virginia   )

County of   Fairfax   )
)

On 12/07/2023 , before me, Nurul Bashar ,
Date   *Notary Name*

the foregoing instrument was subscribed and sworn to before me by:

Matthew Rainey Cohen

Name of Affiant(s)

❑   Personally known to me **-- OR --**

❑   Proved to me on the basis of the oath of _____ **-- OR --**
                                    Name of Credible Witness

☑   Proved to me on the basis of satisfactory evidence: Drivers license
                                                     Type of ID Presented

Nurul Bashar

REGISTRATION NUMBER
7519681

COMMISSION EXPIRES
July 31, 2024

Notarized online using audio-video communication

WITNESS my hand and official seal.

Notary Public Signature: *NBashar*   Nurul Bashar

Notary Commission Number: 7519681

Notary Commission Expires: 07/31/2024

Notarized online using audio-video communication

DESCRIPTION OF ATTACHED DOCUMENT

Title or Type of Document: PCAOB Audit Report

Document Date: 12/07/2023

Number of Pages (including notarial certificate): 3

3

Provable Markets, LLC

Statement of Financial Condition

As of September 30, 2023

(With Report of Independent Registered Public Accounting Firm Thereon)

Provable Markets, LLC

As of September 30, 2023

Contents



CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
Provable Markets, LLC:

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Provable Markets, LLC (the "Company") as of September 30, 2023, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of Provable Markets, LLC as of September 30, 2023 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the U.S. Securities and Exchange Commission ("SEC") and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

We have served as Provable Markets, LLC's auditor since 2022.

Hauppauge, New York
December 6, 2023

Nawrocki Smith LLP

Provable Markets, LLC

Statement of Financial Condition
September 30, 2023

ASSETS

Cash	$	647,503
Prepaid expenses and other assets		67,500
TOTAL ASSETS	$	715,003

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES:

Accounts payable and accrued expenses	$	36,619
Due to affiliates		119,788
TOTAL LIABILITIES		156,407
Member's Equity		558,596
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	715,003

See accompanying notes to financial statement

2

1. Organization and Nature of Business

Provable Markets, LLC (The "Company"), a Delaware Limited Liability Company that was formed on December 23, 2020 is a broker-dealer registered with the U.S. Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"), effective October 28, 2021. The Company does not clear trades nor carry customer accounts. The Company intends to operate an alternative trading system ("ATS") for securities lending transactions.

The Company is a wholly owned subsidiary of Provable Holdings US, Inc. ("The Parent").

2. Summary of Significant Accounting Policies

Basis of Accounting
The financial statements are prepared using the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Cash
The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents. Cash consists of funds maintained in a checking account held at financial institutions.

The Company's cash is held principally at one financial institution and at times may exceed federally insured limits. The Company has placed these funds in a high quality institution in order to minimize risk relating to exceeding insured limits.

Income Taxes
The Company is treated as a disregarded entity and has no direct federal, state, or city tax liabilities through September 30, 2023.

The Company has adopted the tax provisions of Accounting for Uncertain Income Taxes which prescribes recognition thresholds that must be met before a tax position is recognized in the financial statements and provides guidance on de-recognition, classification, and interest and penalties. Under this guidance, an entity may only recognize or continue to recognize tax positions that meet a "more likely than not" threshold. At September 30, 2023, management has determined that the Company had no uncertain tax positions that would require financial statement recognition. This determination will always be subject to ongoing reevaluation as facts and circumstances may require.

Revenue Recognition - ASC 606
The Company recognizes revenue in accordance with Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") Topic 606, which requires that an entity recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The Company follows a five-step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies a performance obligation. Deferred revenues will be earned in a future period corresponding with the dates the specified obligations are satisfied.

Notes to Financial Statement
As of and for the year ended September 30, 2023

3. Indemnifications

In the normal course of its business, the Company indemnifies and guarantees certain service providers against specified potential losses in connection with their acting as an agent of, or providing services to, the Company. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

The Company provides representations and warranties to counterparties in connection with a variety of commercial transactions and occasionally indemnifies them against potential losses caused by the breach of those representations and warranties. These indemnifications generally are standard contractual terms and are entered into in the normal course of business. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

4. Related Party Transactions

The Company has entered into an expense sharing arrangement with the Parent and an affiliate. The Parent pays salaries and other compensation related costs which are then allocated to the Company depending on the percentage of time each staff member dedicates to the operations of the Company. Total costs allocated to the Company from the Parent during the year ended September 30, 2023 were $1,406,232. These amounts are primarily included in salaries and compensation related expenses in the accompanying Statement of Operations. As of September 30, 2023 the intercompany balance owed to the Parent was $112,788, in accordance with a written expense sharing agreement.

The Company also licenses technology from an affiliate to operate its platform in accordance with the same expense sharing agreement. The Company is currently in a demo environment and paying fixed costs of $2,500 per month which will increase to $6,500 upon going live. There are additional variable costs for general support and administrative functions which account for approximately $1,000 per month. Total costs allocated to the Company from the affiliate during the year ended September 30, 2023 were $7,000. These amounts are primarily included in Software and data services in the accompanying Statement of Operations. As of September 30, 2023 the intercompany balance owed to the affiliate was $7,000, which is included in due to affiliate on the accompanying Statement of Financial Condition.

5. Net Capital Requirement

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 1500%. At September 30, 2023, the Company had net capital of $491,096, which was $480,669 in excess of its required minimum net capital of $10,427. The Company's percentage of aggregate indebtedness to net capital was 31.85%.

Notes to Financial Statement
As of and for the year ended September 30, 2023

6. Subsequent Events

The Company has evaluated events and transactions that occurred between October 1, 2023 and December 6, 2023 which is the date the financial statements were available to be issued, for possible disclosure and recognition in the financial statements.